This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

May 24, 2006

Item 3.

Press Release

Issued on May 24, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce that it has closed its non-brokered private placement that was originally announced by news release on April 4, 2006 and April 6, 2006.  The Company has issued 7,000,000 units for gross proceeds of $3,500,000, each unit consisting of one common share without par value and one-half of a transferable share purchase warrant entitling the holder thereof to purchase an additional common share at a price of $0.65 per share until the close of business on May 11, 2007.  In addition, the Company has paid a total of $238,175 as finders’ fees in conjunction with the private placement.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 24th day of May 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Wednesday, May 24, 2006

Contact:

Investor Relations

(No.2006-05-16)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Minerals Inc. Completes

$3.5 Million Non-Brokered Private Placement

Vancouver, British Columbia – May 24, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce that it has closed its non-brokered private placement that was originally announced by news release on April 4, 2006 and April 6, 2006.  The Company has issued 7,000,000 units for gross proceeds of $3,500,000, each unit consisting of one common share without par value and one-half of a transferable share purchase warrant entitling the holder thereof to purchase an additional common share at a price of $0.65 per share until the close of business on May 11, 2007.  In addition, the Company has paid a total of $238,175 as finders’ fees in conjunction with the private placement.

The securities issued under the private placement are subject to a four month hold period expiring on September 12, 2006.

The proceeds of the private placement will be used for the ongoing exploration and development of the Company’s uranium properties.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (Vice President-Exploration), a geologist with over 28 years of exploration experience.  Keith Laskowski is the Company’s Qualified Person on its exploration projects.  Northern Canadian is also exploring its flagship property, the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin in Saskatchewan.  The Company has the following uranium properties in its portfolio:  two located on the north side of the Athabasca Basin, three in southwest Nevada, three in Wyoming and one in South Dakota.  The Company is also evaluating additional property acquisition opportunities in North America and overseas.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.